EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges (1)

	Third Quarter		First Nine Months
(Dollars in millions)	2011	2010	2011	2010

Earnings from continuing operations before income taxes	$238	$244	$815	$615
Add:
Interest expense	21	26	62	79
Appropriate portion of rental expense (2)	3	3	10	10
Amortization of capitalized interest	2	1	5	5
Earnings as adjusted	$264	$274	$892	$709

Fixed charges:
Interest expense	$21	$26	$62	$79
Appropriate portion of rental expense (2)	3	3	10	10
Capitalized interest	2	1	7	2
Total fixed charges	$26	$30	$79	$91

Ratio of earnings to fixed charges	10.2x	9.1x	11.3x	7.8x

(1)
The Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina, site, and technology of its Performance Polymers segment on January 31, 2011.  The PET business, assets, and technology sold were substantially all of the Performance Polymers segment.  Performance Polymers segment operating results are presented as discontinued operations for all periods presented.  For additional information, see Note 2, "Discontinued Operations and Assets Held for Sale" to the Company's consolidated financial statements in this 2011 Quarterly Report on Form 10-Q.

(2)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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